EXHIBIT 99.1

Financement-Québec

DESCRIPTION

This description of Financement-Québec is dated as of June 22, 2005 and appears as Exhibit 99.1 to Financement-Québec’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2005.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (otherwise than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Financement-Québec.

Foreign Exchange

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for the foreign currencies in which debt of Financement-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2001	2002	2003	2004	2005(1)
United States Dollar	$1.5484	$1.5704	$1.4015	$1.3015	$1.2345
Euro	1.3868	1.4832	1.5826	1.6169	1.6032

(1)	Monthly average through the end of May 2005.

Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Financement-Québec and Québec ends March 31. “Fiscal 2005” and “2004-2005” refer to the fiscal year ending March 31, 2005 and, unless otherwise indicated, “2004” means the calendar year ended December 31, 2004. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

Financement-Québec

General

Created in 1999 pursuant to An Act respecting Financement-Québec (R.S.Q., c. F-2.01) (the “Act”), Financement-Québec is a corporation whose share capital is wholly owned by Québec. Its objective is to provide financial services to public organizations, in particular by granting loans to them and providing advice to facilitate their access to credit and minimize their cost of financing. Although Financement-Québec currently makes loans only to educational and health and social services entities, its enabling legislation also permits loans to municipalities or other organizations designated by the Government of Québec.

Financement-Québec was created to assume some of the functions previously performed by the Financing Fund. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed funds in their own names. These entities included educational and health and social services organizations as well as other public bodies such as municipalities.

Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec’s financial statements. Certain government entities and special funds continue to obtain financing from the Financing Fund. The loans to organizations not consolidated in Québec’s financial statements were transferred to Financement-Québec.

The address and phone number of Financement-Québec are 12 rue Saint-Louis, Québec, Québec, G1R 5L3, Canada and (418) 691-2203 respectively.

Relationship with Québec

Financement-Québec is a mandatary of Québec, the civil law equivalent of an agent, and is under the responsibility of the Minister of Finance (the “Minister”). Despite its status as a mandatary of Québec, Financement-Québec binds none but itself when it acts in its own name. The property of Financement-Québec forms part of the domain of Québec but execution of Financement-Québec’s obligations may be levied against its property.

Borrowings by Financement-Québec must be approved by the Government of Québec and it issues debt securities that are guaranteed by Québec.

Financement-Québec is administered by a board of eight directors appointed by the Minister: four directors from the Ministère des Finances (Ministry of Finance); one representing each of the Ministère de l’Éducation, du Loisir et du Sport (Ministry of Education, Recreation and Sports), the Ministère de la Santé et des Services Sociaux (Ministry of Health and Social Services) and the Ministère des Affaires municipales et des Régions (Ministry of Municipal Affairs and Regions); and one outside director.

Financement-Québec operates with the support and management expertise of the Ministère des Finances. Financement-Québec must periodically prepare an operating plan that must be approved by the Minister. The Minister may issue directives concerning the policy and general objectives to be pursued by Financement-Québec. These directives must be approved by the Government of Québec and, once approved, are binding on Financement-Québec.

Financement-Québec’s books and accounts are audited by the Auditor General and the audit report, together with the annual report of operations and complete financial statements, are submitted to the Minister.

Operations of Financement-Québec

In addition to granting loans and providing financial advice to public entities in Québec, Financement-Québec may also develop and implement financing programs for them, manage their financial risks, in particular cash and currency risks, and provide them with technical services. These technical services may include financial analysis as well as management and investment of their funds. To date, Financement-Québec’s activities primarily consist of granting loans.

Loans made to public entities are to fund capital expenditures. Such capital expenditures must have been approved by the Government of Québec. In addition, Financement-Québec charges, at the time of issuance of the loan, a fee for its services.

Financement-Québec reduces its financial risk associated with loans to educational and health and social services entities by obtaining a security interest on the subsidies which these organizations receive from the Government of Québec to cover the debt service of such loans. Furthermore, loans are made to the public entities with terms matched to the underlying liabilities of Financement-Québec. Sources of revenue to repay these loans come from transfers received by the public entity from Québec.

Financement-Québec uses interest rate swap contracts to manage interest rate risks on its financial intermediation activities. Interest rate swap contracts give rise to the periodic exchange of interest payments without an exchange of the reference face amount on which the payments are based and are recorded as an adjustment to the interest expense on the covered borrowing instrument. The volume of interest rate swap contracts in Canadian currency as at March 31, 2005 is $10,306 million (March 31, 2004: $6,706 million).

Financement-Québec also uses currency swap contracts to manage its risk exposure under certain borrowing instruments denominated in foreign currencies. Financement-Québec uses currency swap contracts to cover its firm commitments to pay the principal of and interest on the debt denominated in foreign currencies, failing which it would be exposed to a foreign exchange risk. Exchange gains and losses on the principal covered by swap contracts are offset by corresponding exchange losses and gains on the debt denominated in foreign currencies.

Financement-Québec has outstanding loans to educational institutions, including school boards, colleges and universities and to health and social services entities, including hospitals, local community service centers and institutions for seniors. As of March 31, 2005, the total amount of outstanding loans was $9.5 billion. The proportion of total loans outstanding for each category of borrowers at that date was: school boards, 38%; colleges, 13%; universities and others, 14%; and health and social services, 35%.

The operating plan for fiscal year 2005-2006, as presented by Financement-Québec to the Minister, forecasts loans of $1,019 million to be granted to school boards, $91 million to colleges, $252 million to universities and $800 million to hospitals and other health and social services entities.

Sources of Funds

Financement-Québec debt consists of funded and unfunded debt. Unfunded debt is indebtedness with a maturity of one year or less. As of March 31, 2005, funded debt for borrowings of Financement-Québec on financial markets in its own name, with the guarantee of Québec, amounted to $7,527 million and unfunded debt for borrowings of Financement-Québec guaranteed by Québec amounted to $168 million. Furthermore, pursuant to the Act, the Government of Québec may authorize the Minister to advance out of the Consolidated Revenue Fund to Financement-Québec any sums considered necessary to perform its obligations or the pursuit of its mission. As of March 31, 2005, advances from Québec to Financement-Québec amounted to $1,758 million.

Management

Financement-Québec has an agreement with the Ministre des Finances under which employees of the Ministère des Finances perform the operations of Financement-Québec.

The Minister appoints the board of directors and also designates the Chief Executive Officer of Financement-Québec. The current composition of the board of directors of Financement-Québec is set forth below.

Table 1
Current composition of the board of directors

Position with Financement-
Name	Québec	Position outside Financement-Québec
Bernard Turgeon	Chief Executive Officer and Chairman of the Board	Associate Deputy Minister Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada

Nathalie Parenteau	Vice Chairman of the Board, Executive Vice President and Secretary	Director—Financing of Public Organizations and Financial Documentation Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada

Alain Bélanger	Director	Director General—Financing and Debt Management Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada

Andrée Corriveau	Director	Chairman and Chief Executive Officer Centre Financier International de Montréal Cours Le Royer, 404 rue Saint-Dizier Montréal, Québec, H2Y 3T3, Canada

Michel Beaudet	Director	Director—Treasury Operations Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada

Jean Monfet	Director	Director—Municipal Finances Ministère des Affaires municipales et des Régions 10 rue Pierre-Olivier-Chauveau, 1er étage Québec, Québec, G1R 4J3, Canada

Michelle Lapointe	Director	Director General—Administration Ministère de l’Éducation, du Loisir et du Sport 1035 rue de la Chevrotière, 27[e] étage Québec, Québec, G1R 5A5, Canada

Claude Ouellet	Director	Director—Budget and Physical Resources Ministère de la Santé et des Services Sociaux 1005 Chemin Ste-Foy, 1[e] étage Québec, Québec, G1S 4N4, Canada

Financial Statements

The data presented in the following tables were prepared by Financement-Québec from complete financial statements of Financement-Québec for fiscal years 2002, 2003, 2004 and 2005, which were audited by the Auditor General. The financial statements were prepared by Financement-Québec’s management in accordance with generally accepted accounting principles in Canada. The audit was conducted by the Auditor General in accordance with generally accepted auditing standards in Canada.

Audited Financial Statements for Fiscal 2005 are included as Exhibit 99.2.

Income Statement
Table 2
Income Statement

	Results	Results	Results	Results	Forecast
	2001-2002	2002-2003	2003-2004	2004-2005	2005-2006
	(dollar amounts in thousands)
Net Interest Income
Interest on loans	$376,083	$423,231	$453,591	$475,509	$533,780
Interest on advances from Québec and on borrowings	(375,672)	(416,397)	(446,386)	(466,490)	(530,130)

Sub Total(1)	411	6,834	7,205	9,019	3,650
Net Income From Management And Issuance Fees(2)	8,345	3,196	6,806	5,810	2,303

Total Income	$8,756	$10,030	$14,011	$14,829	$5,953

Administration And Operating Expenses
Service agreement with the Ministère des Finances	$(612)	$(569)	$(576)	$(572)	$(631)
Wages, salaries and allowances	(186)	(198)	(250)	(231)	(233)
Professional, administrative and other services	(80)	(296)	(127)	(93)	(94)

Total Expenditures	(878)	(1,063)	(953)	(896)	(958)

Net Earnings	$7,878	$8,967	$13,058	$13,933	$4,995

Statement of Retained Earnings
Beginning Balance	$9,245	$17,123	$26,090	$39,148	$53,081
Net income	7,878	8,967	13,058	13,933	4,995

Ending Balance	$17,123	$26,090	$39,148	$53,081	$58,076

(1)	In Fiscal 2003, net interest income increased to $6.8 million, from $0.4 million in Fiscal 2002, due to more borrowings at low variable interest rates, to advances from Québec with higher interest rates coming to term in late Fiscal 2002 and in Fiscal 2003 and to an overall increase in the spread between short-term and long-term interest rates.

In Fiscal 2004, net interest income increased to $7.2 million, from $6.8 million in Fiscal 2003, due to more borrowings at low variable interest rates, but partially offset by an overall decrease in the spread between short-term and long-term interest rates.

In Fiscal 2005, net interest income increased to $9.0 million, from $7.2 million in Fiscal 2004, due to an increase of financing from internal sources and a widening of the spread between short and long-term interest rates.

In Fiscal 2006, net interest income is budgeted to fall from $9.0 million to $3.7 million, based on Financement-Québec’s forecast presented to the Minister of Finance for 2005-2006, a forecast that assumes a decrease in the spread between short and long-term interest rates over the next year and a decrease in financing from internal sources.

The forecast for interest on loans and borrowings is based on (i) the forecast of 7-year Québec bond rates for the long-term portion of the portfolio, averaging 4.6042% for 2005-2006 and (ii) the forecast of 3-month Québec Treasury bill rates for the short-term portion of the portfolio, averaging 2.8758% for 2005-2006.

(2)	Net income from management and issuance fees consists of fees charged to borrowers minus fees paid in connection with borrowings.

In Fiscal 2003, net income from management and issuance fees fell to $3.2 million compared to $8.3 million in Fiscal 2002 because Financement-Québec used an above-average amount of internally generated funds for its lending in Fiscal 2002, decreasing management and issuance fees paid for Fiscal 2003.

In Fiscal 2004, net income from management and issuance fees increased to $6.8 million, compared to $3.2 million in Fiscal 2003, reflecting lower fees paid due to a reduction of new long-term borrowings in Fiscal 2004 ($1.5 billion compared to $2.2 billion in Fiscal 2003) while fees charged to borrowers remained constant.

In Fiscal 2005, net income from management and issuance fees fell to $5.8 million, compared to $6.8 million in Fiscal 2004, reflecting higher fees paid due to an increase of new long-term borrowings in Fiscal 2005 ($1.9 billion compared to $1.5 billion in Fiscal 2004) but partially offset by lower fees due to lower rates paid for those long-term borrowings while fees charged to borrowers remained constant.

Based on the forecast for 2005-2006, Financement-Québec expects a decrease of net income from management and issuance fees to $2.3 million, mainly due to an increase of fees paid due to higher rates and an increase in new long-term borrowings in Fiscal 2006 ($2.0 billion).

Balance Sheet

Table 3
Balance Sheet

	Results	Results	Results	Results	Forecast
	2001-2002	2002-2003	2003-2004	2004-2005	2005-2006
	(dollar amounts in thousands)
Assets
Loans	$6,553,958	$7,324,929	$7,978,560	$9,538,971	$10,690,541
Other assets	134,484	211,889	156,204	170,681	183,198

Total Assets	$6,688,442	$7,536,818	$8,134,764	$9,709,652	$10,873,739

Liabilities and Equity
Advances from Québec	$3,300,826	$2,311,341	$1,761,770	$1,757,922	$1,010,999
Borrowings (1)	3,179,726	5,007,100	6,155,317	7,695,580	9,598,158
Other liabilities (2)	180,767	182,287	168,529	193,069	196,506
Equity	27,123	36,090	49,148	63,081	68,076

Total Liabilities and Equity	$6,688,442	$7,536,818	$8,134,764	$9,709,652	$10,873,739

(1)	Including $397 million of short-term debt as of March 31, 2002, none as of March 31, 2003, $528 million as of March 31, 2004 and $168 million as of March 31, 2005.

(2)	Represents accrued interest payable on borrowings and advances, bond discounts and premiums, accounts payable and deferred revenue .

Table 4
Maturities of Financement-Québec Assets and Debt (Borrowings and Advances from Québec)

Period ending March 31	Assets	Debt (1)(2)
	Total in Canadian Dollars
	(dollar amounts in millions)
2006	$525.8	$742.9
2007	856.7	1,001.7
2008	374.9	895.5
2009	1,814.0	2,042.7
2010	2,088.6	1,889.6

2006 – 2010	5,660,0	6,572.4

2011 – 2015	2,907.8	2,249.5
2016 – 2020	799.9	309.4
2021 – 2025	135.2	153.9
2025 – 2030	36.1	—

	$9,539.0	$9,285.2

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2005, after taking into account currency swap agreements.

(2)	Excluding $168.3 million of short-term debt.

Table 5
Share of Financement-Québec Assets and Debt (Borrowings and Advances from Québec)

	As of March 31, 2005
	(dollar amounts in millions)
	Assets		Debt (1)(2)
	$	%	$	%
Fixed rates	$9,539.0	100.0	$8,424.3	90.7
Floating rates	0.0	0.0	860.9	9.3

	$9,539.0	100.0	$9,285.2	100.0

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2005, after taking into account currency swap agreements.

(2)	Excluding $168.3 million of short-term debt.

Where You Can Find More Information

This document appears as an exhibit to the annual report of Financement-Québec on Form 18-K for the fiscal year ended March 31, 2005 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Financement-Québec is available in the annual report or in other exhibits or amendments to the annual report. You may read and copy any document Financement-Québec files with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission’s toll free number at 1-800-SEC-0330 if you need further information about the operation of the Commission’s public reference room. In addition, you may request a copy of these filings at no cost from Financement-Québec, Ministère des Finances du Québec, Direction du financement des organismes publics et de la documentation financière, 12 rue Saint-Louis, Québec, Québec, G1R 5L3, Canada. This document is also available on the Ministère des Finances Internet web site at http://www.finances.gouv.qc.ca. . This web site address is an inactive textual reference only and any information available on this web site shall not be deemed to form a part of this document or the annual report in which it appears as an exhibit.

Forward-Looking Statements

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Supplementary Information

The following table indicates present or future characteristics of the funded debt guaranteed by Québec as of March 31, 2005. Previous characteristics are not indicated.

Table 6
Funded Debt as of March 31, 2005

A) Payable in Canadian Dollars

				Canadian Dollars
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number
2006-06-01	2000-08-16	06-01 & 12-01	6.30	998,180,000	1,001,886,559	317385AC6
2007-07-04	2003-07-04	10-04, 01-04, 04-04 & 07-04	Floating	500,000,000	500,000,000	31739ZAA3
2008-12-01	2001-04-09	06-01 & 12-01	5.75	1,105,500,000	1,117,077,207	317385AE2
2009-12-01	2003-10-21	06-01 & 12-01	4.75	1,500,000,000	1,511,745,669	317385AG72
2011-12-01	2004-06-15	06-01 & 12-01	5.25	1,000,000,000	1,012,637,674	317385AH55
2012-11-01	2004-09-02	11-01	5.00	200,000,000	199,219,155	XS0200124120
2015-03-10	2005-03-10	06-10, 09-10, 12-10 &03-10	Floating	200,000,000	200,000,000	XS0214474636
2015-12-01	2000-09-01	06-01 & 12-01	6.25	309,400,000	307,285,757	317385AD4

				5,813,080,000	5,849,852,021
Adjustments relating to swap agreements				1,714,200,250	1,714,200,250

Total – Payable in Canadian Dollars				$7,527,280,250	$7,564,052,271

B) Payable in foreign currency

Payable in US dollars

Maturity		Interest Payment	Coupon	Foreign Currency Units				Equivalent in	CUSIP Number
Date	Issue Date(1)	Date(s)	(%)	Nominal Value		Book Value		Canadian Dollars	or ISIN Code
2012-10-25	2002-10-25	04-25 & 10-25	5.00	US$	500,000,000	US$	497,093,457	782,000,000	US317385AF97
Adjustments relating to swap agreements					(500,000,000)		(497,093,457)	(782,000,000)

Total – Payable in US dollars				US$	0	US$	0	0

Payable in Euro

Medium-Term Notes

Maturity		Interest Payment	Coupon	Foreign Currency Units		Equivalent in	CUSIP Number
Date	Issue Date(1)	Date(s)	(%)	Nominal Value	Book Value	Canadian Dollars	or ISIN Code
2008-12-03	2001-12-03	03-03, 06-03, 09-03 & 12-03	Floating	€650,000,000	€649,240,897	932,200,250	XS0139268758
Adjustments relating to swap agreements				(650,000,000)	(649,240,897)	(932,200,250)

Total – Payable in Euro				€0	€0	0

Total – Payable in foreign currencies						0

Total – Funded Debt						$7,564,052,271

(1)	If more than one issue date, the date of the first issue is indicated.

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.